Rule 17g-1 - Bonding of Officers and Employees of
	    Registered Management Investment Companies

17g-1(g)(1)(ii)(c): Statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond

J.P. Morgan Series Trust II		$900,000
JPMorgan Institutional Trust		$2,300,000


The premium is paid for the period December 17, 2007 to December 17, 2008.